Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS ANNOUNCES AWARD OF $200 MILLION CONTRACT BY U.S. ARMY CORPS OF ENGINEERS

ARNHEM,—May 26, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that it has been selected by the U.S. Army Corps of Engineers (USACE) Omaha District to execute its Firm Fixed Price Remediation with Insurance environmental remediation services contract for the U.S. Army Corps of Engineers (USACE). The contract will be performed under ARCADIS' GRiP® Remediation Program. The contract terms are for a period of three years with one option period of two years and a maximum contract value of $200 million.

The contract will be implemented through competitively bid task orders that provide the best value to the government for sites located throughout the U.S. and its territories, including Puerto Rico and the Virgin Islands. The services performed under this IDIQ contract will include achieving regulatory closure through environmental remediation, including construction and engineering services.

Steve Blake, CEO for the Company's U.S. operations, stated, "The award of this project demonstrates the growing momentum within the Department of Defense for guaranteed fixed price remediation and ARCADIS' performance advantages in this market. Our historical and ongoing leadership in the guaranteed remediation market has positioned us well to provide this innovative support to our government clients and this major win should help pave the way for project negotiations we have ongoing with other government entities. I am very pleased that we were selected for this noteworthy project with the USACE."

Harrie Noy, CEO of ARCADIS added: "Winning this contract once again proves our leadership in providing Total Business Solutions to meet our clients needs and solve their most complex problems. ARCADIS' skills in providing these solutions is not limited to the United States and we are now supplying GRiP® to the European market to the benefit of our clients."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl
Visit us on the internet: www.arcadis-global.com

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